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EXHIBIT 16.1

May 2, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated April 30, 2003, of Ezenia! Inc. and are in agreement with the statements contained in the first sentence of the first paragraph, the second and third paragraphs, the first three sentences of the fourth paragraph, and the fifth paragraph therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph of item 4, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's 2002 financial statements.

Very truly yours,
/s/ Ernst & Young LLP

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  EXHIBIT 16.1